EXHIBIT 1

January 5, 2005

Mr. Mark Hauf
Chairman & CEO
Metromedia International Group, Inc.
8000 Tower Point Driver
Charlotte, NC 28227

Dear Mr. Hauf:

     Mellon HBV Alternative Investment Strategies, LLC, through funds for which it serves as investment advisor, is the beneficial owner of 6.1% of the outstanding common stock of Metromedia International Group, Inc. (“MTRM” or the “Company”). We are writing to you as a significant shareholder to express our grave concern about recent actions taken by MTRM.

     On October 18, 2004, the Company announced that it had retained Evercore Partners Inc. to assist the board of directors in its ongoing exploration of strategic alternatives to maximize shareholder value. We were quite surprised that on November 4, scarcely two weeks later, MTRM announced that it had entered into exclusive negotiations with an investor group (the “Investor Group”) concerning their preliminary, non-binding proposal (the “Proposal”) to acquire the Company.

     The Proposal by the Investment Group, composed of Emergent Telecom Ventures, First National Holding, Capital International Private Equity Fund IV, L.P., and Baring Vostok Capital Partners, to acquire the Company by merger for $300 million in cash is in our view grossly inadequate. Based upon publicly available information, recent precedent transactions, and our industry contacts, we believe that the value of the Company is significantly more than $300 million.

     The Company’s wireless business is, in our view, a high margin, cash-generator which should produce significant cash flows for the Company in the future. Furthermore, its geographic location, the Republic of Georgia, is an attractive area for further growth and expansion by strategic players in the industry. The Company also has significant net operating losses (“NOLs”) for which no value appears to be given in the Proposal. In short, our view is that the Proposal by the Investment Group significantly undervalues the Company and ignores its favorable prospects for the future.

     We are particularly concerned that the Company’s board of directors is ignoring its fiduciary obligations to the common shareholders. On October 18, the Company announced that it would defer convening the annual shareholders meeting due to the ongoing strategic review by the board. However, barely two weeks later, the Company announced that it had entered into exclusive negotiations with the Investor Group.

     It is troubling to us that the board of directors would grant the Investor Group exclusivity for 75-days to conduct due diligence and negotiate a definitive merger agreement, particularly since the Proposal is non-binding and further subject to a financing condition. We are especially surprised and disappointed that, according to the Company’s recent announcements, senior executives of the Company would receive more than 5 percent of the total consideration to be paid under the Proposal, or about 10% of the total consideration that would be available to the holders of preferred and common stock.

     Although the Proposal is preliminary and non-binding, the Company inexplicably has agreed to reimburse the Investor Group for its out-of-pocket expenses under certain circumstances. In addition, the Company also has announced that it has agreed to pay certain legal expenses incurred by an ad hoc group of holders of the Company’s preferred stock related to discussions to be held in the future concerning the allocation of consideration under the Proposal between the holders of preferred and common stock. It appears to us that the only shareholders whose interests are not being protected are the common shareholders.

     There is no indication that the Company has conducted an auction. Moreover, the brief period between the engagement of Evercore as financial advisor to MTRM and the announcement of the Proposal suggests that no such auction has been conducted. We request that the Company immediately commence an open and fair auction process that would maximize the consideration to be paid to shareholders. In addition, we would like to discuss with you ways for the Company to fully realize the value of its NOLs.

     Based upon the foregoing, we are unable to support the course which the Company has elected to follow and would vote against the Proposal at present. If we are unable to resolve our concerns in the near term, we may seek representation on the board of directors or take other action which we deem to be appropriate in order to preserve the interests of all shareholders of the Company.

Sincerely yours,

MELLON HBV ALTERNATIVE INVESTMENT STRATEGIES LLC

By:	/s/ William F. Harley, III

Name: William F. Harley, III
Title: President

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